Exhibit 99.2

FOR IMMEDIATE RELEASE

(SEHK: 6883)

(NASDAQ: MPEL)

Melco Crown Entertainment Gets Listed Successfully on

The Main Board of the Hong Kong Stock Exchange

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Becomes the First-Ever Company Hitting the Gong at the Listing Ceremony in Hong Kong

HONG KONG, December 7, 2011 – Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883; NASDAQ: MPEL), a developer, owner and, through its subsidiary, an operator of casino gaming and entertainment resort facilities focused on the Macau market, commenced dealing on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange” or “SEHK”) today. Melco Crown Entertainment was the first company ever to hit the gong at its own listing ceremony at the SEHK in Hong Kong’s financial history.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, said, “We are very pleased to announce that Melco Crown Entertainment has successfully listed on the Main Board of Hong Kong Stock Exchange today. The dual primary listing on the SEHK marks another important milestone accomplished by the Company this year. A dual listing in Hong Kong broadens Melco Crown Entertainment’s investor base and creates an added growth driver for the Company. Led by an experienced management team, Melco Crown Entertainment is well-positioned to capture the rapidly expanding Macau gaming market with its unique and diversified portfolio of high quality properties targeting multiple customer segments.”

“I would like to take this opportunity to thank SEHK for their support, allowing us to become the first-ever company in the financial history of Hong Kong to hit the gong at our listing ceremony, lending added splendour to the event.”

[PHOTO]

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment (SEHK: 6883), (left) hits the gong to commence trading of the Company’s shares at SEHK this morning.

[PHOTO]

Mr. Lawrence Ho (left), Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, presents a specially made souvenir to Chairman of Hong Kong Exchanges and Clearing Limited, The Honorable Ronald Arculli, GBM, GBS, JP. The shining company logo on the souvenir symbolises the bright prospects of Melco Crown Entertainment in the future.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment Limited is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located on Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located on Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of more than 1,800 gaming machines in nine locations and comprise the largest non-casino operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Securities Exchange and is led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.

For Media Enquiries, please contact:

Melco Crown Entertainment Limited

Maggie Ma	Tel: (852) 3151 3767	Email: maggiema@melco-crown.com

Fax: (852) 3162 8375

Strategic Financial Relations Limited

Mandy Go	Tel: (852) 2864 4812	Email: mandy.go@sprg.com.hk
Angela Ng	Tel: (852) 2864 4855	Email: angela.ng@sprg.com.hk

Fax: (852) 2527 1196

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